



10025653

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-47051

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
_____
(No. and Street)

Charlotte,   North Carolina   28262
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. Conti   704 988-4038
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
(Name – if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017-6204
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Patricia A. Conti__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Teachers Personal Investors Services, Inc.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by
Patricia A. Conti
Date: February 18, 2010

Patricia A. Conti
Signature

__Chief Financial Officer__
Title

Gloria Ramjohn
Notary Public (Gloria Ramjohn)

My Commission Expires April 24, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Statement of Financial Condition
December 31, 2009

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Index
December 31, 2009



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Directors of
Teachers Personal Investors Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 22, 2010

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	332,065
Investment, at fair value		5,499,450
Due from affiliated entities		2,115,451
Total assets	$	7,946,966
Liabilities and stockholder's equity		
Liabilities		
Due to affiliated entities	$	1,655,161
Accounts payable		571
Total liabilities		1,655,732
Stockholder's equity		
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1		1
Paid-in capital in excess of stated value		122,318,170
Accumulated deficit		(116,026,937)
Total stockholder's equity		6,291,234
Total liabilities and stockholder's equity	$	7,946,966

The accompanying notes are an integral part of this statement of financial condition.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Notes to Statement of Financial Condition
December 31, 2009

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which itself is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from 15c3-3 under Section k(1).

2. Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statements were issued.

Use of Estimates
The preparation of Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investment

As of December 31, 2009, TPIS holds a U.S. government agency security, carried at fair value, which matures on March 17, 2010.

4. Income Taxes

Effective January 1, 1998, TPIS joined with TIAA and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. TPIS participates in a tax sharing agreement with TIAA. The agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

The Company has been included as part of a unitary filing group comprising the non-life insurance company subsidiaries of TIAA in those states where the activities of other non-life subsidiaries require such filings. The Company files state tax returns on a separate return basis in other states, as required. State business tax expenses that are assessed on a basis other than taxable income are reported as part of Operating expense.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Notes to Statement of Financial Condition
December 31, 2009

At December 31, 2009, Due from affiliated entities includes $78,180 of federal and state tax receivables related to returns filed on a consolidated or unitary return basis.

At December 31, 2009, the Company had federal income tax net operating loss ("NOL") carryforwards of $736,085, which begin to expire in 2014. A valuation allowance of $257,630 has been recognized as management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax asset on the NOL carryforwards.

In accordance with generally accepted accounting principles, whenever the Company adopts a position on a tax issue, the Company determines whether it is more-likely-than-not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made. The Company has no unrecognized tax benefits at December 31, 2009

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2009, TPIS had net capital of $4,264,210, which exceeded required net capital by $4,153,828, and a ratio of aggregate indebtedness to net capital of .39 to 1.

6. Fair Value of Financial Instruments

Investments owned are held at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of TPIS's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. TPIS periodically holds investment securities, typically Federal Agency Securities, with a maturity of less than one year that is considered level 2.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Notes to Statement of Financial Condition
December 31, 2009

7. **Related Party Transactions**

    TPIS provides services related to the distribution of variable annuity products, variable life products, mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services") an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In accordance with the selling agreements, TPIS is not obligated to pay Services for any amounts due until it is received from other organizations.

    At December 31, 2009 TPIS had receivables of $2,037,271 due from affiliated organizations and had payables of $980,355 due to Services for retail sales and had payables of $674,806 due to other affiliates for administrative, distribution, and wholesaling activities. Amount due to Services and other affiliates at December 31, 2009 is included in the amount due to affiliated entities in the Statement of Financial Condition.

    Cash disbursements for TPIS are made by TIAA, which is reimbursed by TPIS in accordance with Cash Disbursement and Reimbursement Agreements between TPIS and TIAA. Under the terms of the Cash Disbursement and Reimbursement Agreements TPIS is not required to make payments to TIAA for any expenses until associated revenue is received.